Filed Pursuant to Rule 433

Registration No. 333-185555

May 2, 2013

Pricing Term Sheet

Issuer:	The PNC Financial Services Group, Inc.

Security:	Depositary Shares, each representing a 1/100th interest in a share of The PNC Financial Services Group, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series R

Expected Security Ratings*:	Baa3 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	$500,000,000 (500,000 Depositary Shares)

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From May 7, 2013 to, but excluding, June 1, 2023, 4.850% and from and including June 1, 2023, Three-Month LIBOR plus 304 basis points

Dividend Payment Dates:	Beginning December 1, 2013, each June 1 and December 1 until June 1, 2023 and thereafter each September 1, December 1, March 1 and June 1

Day Count:	From May 7, 2013 to, but excluding, June 1, 2023, 30/360 and from and including June 1, 2023, Actual/360

Trade Date:	May 2, 2013

Settlement Date:	May 7, 2013

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after June 1, 2023, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the prospectus supplement dated May 2, 2013).

Public Offering Price:	$1,000 per Depositary Share

Underwriting Commission:	1.00%

Net Proceeds to Issuer:	$495,000,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc., PNC Capital Markets LLC

Joint Lead Managers:	Goldman Sachs & Co., Morgan Stanley & Co. LLC

Co-Manager:	Sandler O’Neill & Partners, L.P.

CUSIP/ISIN for the Depositary Shares:	693475 AM7/US693475AM77

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or PNC Capital Markets LLC at 412-768-8040.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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